Exhibit 17.1

Subsidiary Guarantors and Issuers of Guaranteed Registered Securities

Registered U.S. Bonds	Subsidiary Issuer	Parent Guarantor	Subsidiary Guarantor
3.625% bonds due September 2022 5.125% bonds due September 2042	WPP Finance 2010	WPP plc	WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited
3.750% bonds due September 2024 5.625% bonds due November 2043	WPP Finance 2010	WPP plc	WPP Jubilee Limited, WPP 2005 Limited